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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             -----------------------

                           SIRIUS SATELLITE RADIO INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   82966U-10-3
                                 (CUSIP Number)
                             -----------------------

                                Paul D. Ginsberg
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                            New York, N.Y. 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  June 22, 1999
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box o.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                Page 1 of 6 Pages



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                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 82966U-10-3                                          Page 2 of 6 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          David Margolese

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS*
          (not applicable)

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

                                7         SOLE VOTING POWER
                                          5,621,014 (includes 2,000,000 shares
           NUMBER OF                      pursuant to a voting trust agreement)
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING                   0
            PERSON
             WITH               9         SOLE DISPOSITIVE POWER
                                          3,621,014

                                10        SHARED DISPOSITIVE POWER
                                           0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,621,014

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.8%

14        TYPE OF REPORTING PERSON
          IN



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                                                               Page 3 of 6 Pages


                         Amendment No. 1 to SCHEDULE 13D
                         -------------------------------

         This Amendment No. 1, filed pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended, amends the Schedule 13D originally filed on March 11, 1998 (the "Schedule 13D") by David Margolese, relating to the shares of common stock, par value $.001 per share, of Sirius Satellite Radio Inc. (f/k/a CD Radio Inc.), a Delaware corporation. Capitalized terms used without definition in this Amendment No. 1 have the respective meanings ascribed to them in the Schedule 13D.


Item 1.  Security and Issuer.
         --------------------

         Item 1 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

         This Statement relates to the common stock, par value $.001 per share ("Common Stock"), of Sirius Satellite Radio Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1221 Avenue of the Americas, 36th Floor, New York, NY 10020. Item 2. Identity and Background.

         Item 2(b) of the Schedule 13D is hereby amended and replaced in its entirety as follows:

         (b). Mr. Margolese's business address is 1221 Avenue of the Americas, 36th Floor, New York, NY 10020.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Item 3 of the Schedule 13D is hereby amended by deleting the phrase "(currently 2,834,500 shares)" from the first sentence thereof and replacing it with "(currently 2,000,000 shares)".




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                                                               Page 4 of 6 Pages


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

         (a) through (c). As of June 30, 2000, Mr. Margolese beneficially owned (within the meaning of the rules and regulations of the Securities and Exchange Commission) 5,621,014 shares of Common Stock, representing approximately 12.8% of the Common Stock of the Company, based upon a total of 41,907,931 shares of Common Stock outstanding on June 30, 2000 as indicated by the Company. The aggregate number of shares of Common Stock beneficially owned by Mr. Margolese includes 2,020,000 shares of Common Stock issuable pursuant to stock options that are exercisable within 60 days. Pursuant to the Voting Trust Agreement (defined in Item 6), Mr. Margolese has the power to vote in his discretion all shares of Common Stock owned or hereafter acquired by Darlene Friedland and certain of her affiliates for a period of five years commencing on November 20, 1997. Currently, 2,000,000 shares of Common Stock are subject to the Voting Trust Agreement and are included in the aggregate number of shares beneficially owned by Mr. Margolese.

         On May 21, 1999 the Company's Board of Directors adopted, subject to approval of the Company's stockholders, the Company's 1999 Long-Term Stock Incentive Plan (the "Plan") and on June 22, 1999 the Company's stockholders approved the Plan. Under the terms of the Plan, the Company issued to Mr. Margolese, effective January 1, 1999, options to purchase 1,800,000 shares of Common Stock which become exercisable as follows: 840,000 shares on January 1, 1999; 480,000 shares on January 2, 2000; and 480,000 shares on January 2, 2001.



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                                                               Page 5 of 6 Pages

Consequently, the number of shares of Common Stock issuable pursuant to stock options exercisable within 60 days beneficially owned by Mr. Margolese has increased by 1,320,000 shares since the filing of the Schedule 13D.

         As of June 30, 2000, Mr. Margolese has been awarded 1,014 shares under the Company's 401(k) Savings Plan.

         On February 22, 2000, Darlene Friedland and Robert Friedland filed Amendment No. 2 to their statement on Schedule 13D, which amendment indicated that during January 2000 Mr. Friedland disposed of 500,000 shares of Common Stock. On May 25, 2000, Darlene Friedland and Robert Friedland filed Amendment No. 3 to their statement on Schedule 13D, which amendment indicated that between March 2000 and May 2000 Mr. Friedland disposed of 334,500 shares of Common Stock.

         Mr. Margolese has sole power to vote or to direct the vote of 5,621,014 shares of Common Stock. He has sole power to dispose or to direct the disposition of 3,621,014 shares of Common Stock of the Company. Darlene Friedland and certain of her affiliates retain sole power to dispose or to direct the disposition of the 2,000,000 shares of Common Stock currently subject to the Voting Trust Agreement. Except as set forth above, Mr. Margolese does not beneficially own any shares of Common Stock and has not effected any transaction in shares of Common Stock during the preceding 60 days.

         (d). Darlene Friedland and certain of her affiliates have the right to receive dividends and distributions of the shares subject to the Voting Trust Agreement and the right to direct the trustee to sell, assign, transfer, encumber or grant any option therein. Other than as described in the Voting Trust Agreement, to the best knowledge of Mr. Margolese, no other person has the right to receive or the



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                                                               Page 6 of 6 Pages

power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned thereby.

         (e). Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:   July 21, 2000



                                             /s/  David Margolese
                                             -------------------------
                                                  David Margolese